Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the conwtents of this announcement.

THIRD QUARTERLY REPORT OF 2021

Summary

The quarterly financial report for the third quarter of 2021 (i.e. the three months ended 30 September 2021, the “reporting period”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors (the “Board”) and the supervisory committee of China Southern Airlines Company Limited (the “Company”) and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

The responsible person of the Company, Mr. Ma Xu Lun (Chairman), the responsible person of the accounting of the Company, Mr. Han Wen Sheng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Yao Yong (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

Whether the Third Quarterly Financial Statements have been audited

☐  Yes    ☒  No

I.	MAJOR ACCOUNTING DATA

(I)	Principal accounting data and financial indicators

			Unit: Million	Currency: RMB

Items	The reporting period	Increase/ (decrease) as compared with the corresponding period last year (%)	Nine months ended 30 September 2021	Increase/ (decrease) as compared with the corresponding period last year (%)
Operating revenue	26,919	2.02	78,495	20.11
Net profit attributable to shareholders of the Company	-1,431	Not applicable	-6,119	Not applicable
Net profit attributable to shareholderss of the Company after deducting non-recurring gains and losses	-1,650	Not applicable	-6,450	Not applicable
Net cash flows generated from operating activities	Not applicable	Not applicable	13,158	230.85
Basic earnings per share (RMB/share)	-0.08	Not applicable	-0.38	Not applicable
Diluted earnings per share (RMB/share)	-0.08	Not applicable	-0.38	Not applicable
Weighted average return on net assets (%)	-1.93	Decreased by 2.92 percentage points	-8.71	Increased by 2.49 percentage points

	As at the end of the reporting period	As at the end of last year		Increase/ (decrease) as compared with that of the end of last year (%)
Total assets	323,565	326,115		-0.78
Equity attributable to shareholders of the Company	73,624	69,346		6.17

Note:	The “reporting period” and the same expressions hereafter mentioned refer to the three-months period from the beginning to the end of the third quarter of 2021.

(II)	Non-recurring gains and losses

Unit: Million	Currency: RMB

Items	Amount for the reporting period	Amount for the period from the beginning of the year to the end of the reporting period
Gains or losses on disposal of non-current assets (including the written-off portion of provision for impairment losses)	-29	103
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the normal business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	73	229
Other non-operating income and expenses other than the above	131	307
Gains from changes in fair value of derivative component of convertible bonds	120	-46
Gains from changes in fair value of other non-current financial assets	-2	0
Less: Effect of income tax	73	147
Effect on non-controlling interests after taxation	1	115
Total	219	331

Notes on defining any non-recurring gains and losses items as listed in the “The No. 1 Explanatory Announcement Regarding Information Disclosure for Companies Issuing Securities Publically – Non- Recurring Gains and Losses” as recurring gains and losses items

☐  Applicable    ☐  Not applicable

(III)	Changes to major accounting data and financial indicators and reasons

✓ Applicable  ☐  Not applicable

Items	Percentage of change (%)	Main reason(s)
Net profit attributable to shareholders of the Company—the reporting period	Not applicable	As compared with the corresponding period last year, during the reporting period, the COVID-19 pandemic burst out in multiple places, which had a sustainable impact on summer travel peak

Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses—the reporting period	Not applicable	As compared with the corresponding period last year, during the reporting period, the COVID-19 pandemic burst out in multiple places, which had a sustainable impact on summer travel peak

Net cash flows generated from operating activities- nine months ended 30 September 2021	230.85

From the beginning of the year to the end of the reporting period, thanks to the weakening of the impact of COVID-19 pandemic, the aviation market recovered, and the Company’s operating conditions had improved as compared with the corresponding period last year

Basic earnings per share—the reporting period	Not applicable	As compared with the corresponding period last year, during the reporting period, the COVID-19 pandemic burst out in multiple places, which had a sustainable impact on summer travel peak

Basic earnings per share—nine months ended 30 September 2021	Not applicable

From the beginning of the year to the end of the reporting period, thanks to the weakening of the impact of COVID-19 pandemic, the aviation market recovered, and the Company’s operating conditions had improved as compared with the corresponding period last year

Diluted earnings per share—the reporting period	Not applicable	As compared with the corresponding period last year, during the reporting period, the COVID-19 pandemic burst out in multiple places, which had a sustainable impact on summer travel peak

Diluted earnings per share—nine months ended 30 September 2021	Not applicable

From the beginning of the year to the end of the reporting period, thanks to the weakening of the impact of COVID-19 pandemic, the aviation market recovered, and the Company’s operating conditions had improved as compared with the corresponding period last year

II.	INFORMATION OF SHAREHOLDERS

(I)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders as at the end of the reporting period	191,535	Total number of preference shareholders with restored voting rights as at the end of the reporting period (if any)			Not applicable

Shareholdings of the top ten shareholders
Name of shareholder	Capacity of shareholder	Total number of shares held at the end of the reporting period	Shareholding percentage at the end of the reporting period (%)	Number of shares subject to trading restrictions at the end of the reporting period	Status of pledged, marked or frozen shares
					Status of shares	Number of shares
China Southern Air Holding Company Limited	State-owned legal entity	8,600,897,508	50.75	2,453,434,457	No	0
Nan Lung Holding Limited	State-owned legal entity	2,243,271,577	13.24	0	No	0
HKSCC Nominees Limited	Overseas legal entity	1,750,300,857	10.33	0	Not known	–
Hong Kong Securities Clearing Company Limited	Overseas legal entity	656,277,897	3.87	0	No	0
China National Aviation Fuel Group Limited	State-owned legal entity	457,147,480	2.70	0	No	0
China Securities Finance Corporation Limited	State-owned legal entity	320,484,148	1.89	0	No	0
American Airlines, Inc	Overseas legal entity	270,606,272	1.60	0	No	0
China Structural Reform Fund Corporation Limited	State-owned legal entity	194,019,933	1.14	0	No	0
Spring Airlines Co., Ltd.	Domestic non-State- owned legal entity	140,531,561	0.83	0	No	0
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	Domestic non-State- owned legal entity	70,006,275	0.41	0	No	0

Particulars of the top ten shareholders not subject to trading restrictions
Name of shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,243,271,577	Overseas-listed foreign shares	2,243,271,577
HKSCC Nominees Limited	1,750,300,857	Overseas-listed foreign shares	1,750,300,857
Hong Kong Securities Clearing Company Limited	656,277,897	RMB ordinary shares	656,277,897
China National Aviation Fuel Group Limited	457,147,480	RMB ordinary shares	457,147,480
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China Structural Reform Fund Corporation Limited	194,019,933	RMB ordinary shares	194,019,933
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275

Explanation of the related party relationship or concert party relationship of the above shareholders

China Southern Air Holding Company Limited held in
aggregate 2,279,983,577 H shares of the Company through its
wholly-owned subsidiaries in Hong Kong, namely Nan Lung
Holding Limited and Perfect Lines (Hong Kong) Limited.
The Company is not aware of any other related party
relationship between other shareholders.

The overseas-listed foreign shares among the tradable shares not subject to the trading restrictions in the table above include
608,695,652 H shares held by Nan Lung Holding Limited, a
wholly-owned subsidiary of China Southern Air Holding
Company Limited, the controlling shareholder of the
Company, in connection with the subscription of the
Company’s 2020 non-public issuance of H shares. Nan Lung
Holding Limited undertakes not to trade or transfer the
aforesaid H shares within 36 months from the completion
date of subscription for H shares (15 April 2020).

Explanation on the top ten shareholders and the top ten shareholders not subject to trading restrictions who have participated in the business of margin financing and securities lending and margin refinancing (if any)

	Not applicable

III.	IMPORTANT INFORMATION

Other important information related to the Company’s business performance during the reporting period should be brought to the attention of the investors

✓ Applicable    ☐  Not applicable

Status on the guarantees provided for the SPVs of the Company as of the date of this report:

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.2	Yes	0.11
29	Xiamen Airlines No.3	Yes	0.11
30	Xiamen Airlines No.4	Yes	0.19
31	Xiamen Airlines No.5	Yes	0.15
32	Xiamen Airlines No.6	Yes	0.20
33	Xiamen Airlines No.7	Yes	0.11
34	Xiamen Airlines No.8	Yes	0.19
35	Xiamen Airlines No.9	Yes	0.19
36	Xiamen Airlines No.10	Yes	0.15
37	Xiamen Airlines No.11	Yes	0.16
38	Xiamen Airlines No.12	Yes	0.13
39	Xiamen Airlines No.13	Yes	0.19
40	Xiamen Airlines No.14	Yes	0.18
41	Xiamen Airlines No.15	Yes	0.18
42	Xiamen Airlines No.16	Yes	0.13
43	Xiamen Airlines No.17	Yes	0.12
Total	/	/	53.71

Note

During the reporting period, as the leased engines and aircraft under China Southern Airlines No. 4 and Xiamen Airlines No.1 were due for cancellation, the guarantee liabilities of US$16 million and US$17 million were released, respectively. In addition, pursuant to the authorization of the 2019 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No.4, Xiamen Airlines No. 8 and Xiamen Airlines No.9 to US$19 million, US$19 million and US$19 million, respectively, within the authorized guarantee line of US$274 million.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 43 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.371 billion (equivalent to approximately RMB34.833 billion, calculated based on the Renminbi central parity rate of US$1=RMB6.4854 published by the People’s Bank of China on 30 September 2021), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company.

IV.	QUARTERLY FINANCIAL STATEMENTS

(I)	Type of audit opinion

☐Applicable                ☐Not applicable

(II)	Financial statements

Consolidated Balance Sheet

As at 30 September 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million        Currency: RMB Audit type: Unaudited

Items	30 September 2021	31 December 2020
Current assets:
Cash at bank and on hand	22,331	25,823
Settlement provisions
Loans to banks and other financial institutions
Held-for-trading financial assets
Derivative financial assets
Bills receivable	4	12
Accounts receivable	3,554	2,544
Receivables financing
Prepayments	395	732

Items	30 September 2021	31 December 2020
Premiums receivable
Reinsurance accounts receivable
Reinsurance contract reserves receivable
Other receivables	1,666	1,955
Including: Interest receivable	75	35
Dividends receivable	11	4
Financial assets purchased with agreement to resale
Inventories	1,803	1,760
Contract assets
Assets held for sale
Non-current assets due within one year	88	0
Other current assets	7,057	6,159
Total current assets	36,898	38,985
Non-current assets:
Loans and advances
Debt investments
Other debt investments
Long-term receivables	506	0
Long-term equity investments	5,731	5,673
Other equity instrument investments	699	799
Other non-current financial assets	92	92
Investment properties	276	312
Fixed assets	88,806	85,754
Construction in progress	32,559	32,438
Productive biological assets
Oil and gas assets

Items	30 September 2021	31 December 2020
Right-of-use assets	138,656	145,540
Intangible assets	6,313	6,155
Development expenses
Goodwill
Long-term deferred expenses	819	887
Deferred tax assets	10,562	7,749
Other non-current assets	1,648	1,731
Total non-current assets	286,667	287,130
Total assets	323,565	326,115
Current liabilities:
Short-term borrowings	19,516	25,286
Borrowings from the central bank
Loans from other banks
Held-for-trading financial liabilities
Derivative financial liabilities	1,062	3,148
Bills payable	0	278
Accounts payable	12,435	11,974
Sales in advance of carriage	3,925	3,997
Contract liabilities	1,308	1,513
Funds from selling out and repurchasing financial assets
Receipts of deposits and deposits from other banks
Accounts payable to brokerage customers
Proceeds from underwriting securities received on behalf of customers
Employee benefits payable	4,268	4,328

Items	30 September 2021	31 December 2020
Taxes payable	844	680
Other payables	8,239	8,640
Including: Interest payable	633	523
Dividends payable	1	31
Fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	29,683	24,838
Other current liabilities	20,498	10,999
Total current liabilities	101,778	95,681
Non-current liabilities:
Reserves for insurance contracts
Long-term borrowings	15,499	8,811
Derivative financial liabilities	6	11
Hedging instrument	23	42
Bonds payable	20,413	29,323
Including: Preferred shares
Perpetual bonds
Lease liabilities	87,311	100,283
Provision for major overhauls	4,753	4,216
Long-term payables	218	291
Long-term salaries payable
Accrued liabilities
Deferred income	915	769
Deferred tax liabilities	41	80
Other non-current liabilities	1,721	1,745
Total non-current liabilities	130,900	145,571
Total liabilities	232,678	241,252

Items	30 September 2021	31 December 2020
Owners’ equity (or shareholders’ equity):
Share capital (or issued capital)	16,948	15,329
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	47,887	39,050
Less: Inventory shares
Other comprehensive income	183	242
Specific reserve
Surplus reserve	2,579	2,579
General risk reserve
Retained earnings	6,027	12,146
Total equity attributable to shareholders of the Company	73,624	69,346
Non-controlling interests	17,263	15,517
Total owners’ equity (or shareholders’ equity)	90,887	84,863
Total liabilities and owners’ equity (or shareholders’ equity)	323,565	326,115

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Han Wen Sheng	Responsible person of the accounting department: Yao Yong

Consolidated Income Statement

For the nine months ended 30 September 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
I.Total revenue	78,495	65,350
Including: Operating revenue	78,495	65,350
Interest income
Premiums earned
Fees and commissions income
II. Total operating costs	88,437	78,470
Including: Cost of sales	77,748	67,572
Interest expense
Fees and commissions expense
Surrender payment
Net payment for insurance claim
Net provisions for insurance liability
Expenditure for insurance policy dividend
Reinsurance costs
Taxes and surcharges	291	206
Selling and administrative expenses	3,724	3,825
General and administrative expenses	2,650	2,728
Research and development expenses	298	273
Financial expenses	3,726	3,866
Including: Interest expenses	4,880	5,078
Interest income	533	160

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
Add: Other income	2,681	2,318
Investment income (“-” for losses)	246	-477
Including: Share of profit of associates and joint ventures	242	-555
Derecognition of income from financial assets at amortised cost
Exchange gain (“–” for losses)
Gain arising from net exposure hedge (“–” for losses)
Gains arising from changes in fair value (“-” for losses)	-93	-55
Credit losses (“-” for losses)	1	-13
Impairment losses on property, plant and equipment and right- of-use rights (“–” for losses)
Gains on disposal of assets (“–” for losses)	103	126
III. Operating profit (“-” for losses)	-7,004	-11,221
Add: Non-operating income	417	560
Less: Non-operating expenses	40	78
IV. Total profits (“-” for total losses)	-6,627	-10,739
Less: Income tax expenses	-1,527	-2,193
V. Net profit (“-” for net losses)	-5,100	-8,546
(I) By continuity	-5,100	-8,546
1.Net profit from continuing operations (“-” for net losses)
2.Net profit from discontinued operations (“-” for net losses)
(II) By ownership	-6,119	-7,463
1.Net profit attributable to shareholders of the Company (“-” for net losses)
2.Non-controlling interests (“-” for net losses)	1,019	-1,083

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
VI. Other comprehensive income, net of tax	-60	-137
(I) Other comprehensive income (net of tax) attributable to shareholders of the Company	-59	-98
1.Items that will not be reclassified to profit or loss	-76	-47
(1) Change in defined benefit plans arising from re-measurement
(2) Equity-accounted investees – share of other comprehensive income (non-recycling)	-1	-2
(3) Changes in fair value of other equity instruments	-75	-45
(4) Change in fair value of the Company’s own credit risk	17	-51
2.Items that may be reclassified subsequently to profit or loss
(1) Equity-accounted investees-share of other comprehensive income (recycling)	3	-6
(2) Change in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Provision for credit impairment of other debt investments
(5) Cash flow hedge: fair value movement of derivative financial assets/liabilities	14	-44
(6) Translation differences arising on translation of foreign currency financial statements	0	-1
(7) Others
(II) Other comprehensive income (net of tax) attributable to non-controlling interests	-1	-39

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
VII. Total comprehensive income	-5,160	-8,683
(I) Attributable to shareholders of the Company	-6,178	-7,561
(II) Attributable to non-controlling interests	1,018	-1,122
VIII. Earnings per share:
(I) Basic earnings per share (RMB/share)	-0.38	-0.55
(II) Diluted earnings per share (RMB/share)	-0.38	-0.55

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Han Wen Sheng	Responsible person of the accounting department: Yao Yong

Consolidated Cash Flow Statement

For the nine months ended 30 September 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
I. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	85,440	64,528
Net increase in customer and interbank deposits
Net increase in borrowings from the central bank
Net cash increase in placements from other financial institutions
Cash received from premiums under original insurance contracts
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment funds
Cash received from interest, fees and commissions
Net increase in capital due to banks and other financial institutions
Net increase in cash received from repurchase business
Net cash received by agents for trading in securities
Refund of taxes and surcharges	47	342
Proceeds from other operating activities	3,273	3,057
Sub-total of operating cash inflows from operating activities	88,760	67,927

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
Payment for goods and services	51,511	43,653
Net increase in customer loans and advances to customers
Net increase in deposits in the central bank and interbank deposits
Cash paid for compensation payments under original insurance contracts
Net increase in placements with banks and other financial institutions
Cash paid for interest, fees and commissions
Cash paid for insurance policy dividend
Payment to and for employees	20,461	17,251
Payment of taxes and surcharges	3,134	2,213
Payment for other operating activities	496	833
Sub-total of cash outflows from operating activities	75,602	63,950
Net cash flows from operating activities	13,158	3,977
II. Cash flows from investment activities:
Cash received from return of investments	120	3
Cash received on investment income	233	281
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	736	2,699
Net cash received from disposal of subsidiaries and other operating units
Proceeds from other investing activities	465	178
Sub-total of cash inflows from investing activities	1,554	3,161
Payment for acquisition of fixed assets, intangible assets and other long-term assets	13,762	3,989
Cash paid for investment	0	722
Net increase in secured loans
Net cash paid for acquisition of subsidiaries and other operating units
Other cash paid relating to investing activities
Sub-total of cash outflows from investment activities	13,762	4,711
Net cash flows from investing activities	-12,208	-1,550

Items	Nine months ended 30 September 2021	Nine months ended 30 September 2020
III. Cash flows from financing activities:
Proceeds from investors	1,124	15,951
Including: Investment received from non-controlling interests	1,124	0
Proceeds from borrowings	52,262	50,704
Proceeds from issuance of bonds	69,900	56,300
Proceeds from other financing activities	38	0
Sub-total of cash inflows from financing activities	123,324	122,955
Repayments of borrowings	122,588	105,705
Payment for dividends, profit distributions or interest	5,122	4,871
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	42	5
Payment for purchase of non-controlling interests of a subsidiary	0	260
Payment for other financing activities
Sub-total of cash outflows from financing activities	127,710	110,836
Net cash flows from financing activities	-4,386	12,119
IV. Effect of changes in exchange rate on cash and cash equivalents	-4	-8
V. Net increase in cash and cash equivalents	-3,440	14,538
Add: Cash and cash equivalents at the beginning of the period	25,419	1,849
VI. Cash and cash equivalents at the end of the period	21,979	16,387

Responsible person of the Company:	Responsible person of the accounting of the Company:	Responsible person of the accounting department:
Ma Xu Lun	Han Wen Sheng	Yao Yong

(III)	Adjustment to relevant items of the financial statements at the beginning of the first adoption year due to the first adoption of new leasing standards in 2021

☐  Applicable        ☑  Not applicable

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 October 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.